May 7, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance, Office of Life Sciences
Ms. Kasey Robinson

Re:	ScoutCam Inc. Registration Statement on Form S-1 File No. 333-255752

VIA EDGAR

Dear Ms. Robinson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ScoutCam Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-255752) of the Registrant (the “Registration Statement”) be accelerated so that the Registration Statement will be declared effective at 5:00 p.m., Eastern Time, on May 10, 2021, or as soon thereafter as may be practicable.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so confirm that event with our outside counsel, Dr. Shachar Hadar of Meitar | Law Offices, by email at shacharh@meitar.com. The Company hereby authorizes Dr. Hadar to orally modify or withdraw this request for acceleration.

Sincerely,

/s/ Yovav Sameah
Yovav Sameah
Chief Executive Officer

cc:	Shachar Hadar, Adv., Meitar | Law Offices